FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 02-2 PLC


                                         By:    /s/  Clive Rakestrow
                                                     ------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director
Date: 25 November 2003

                                         GRANITE FINANCE FUNDING
                                         LIMITED


                                         By:   /s/  Nigel  Charles Bradley
                                                    ------------------------
                                         Name:  Nigel Charles Bradley
                                         Title:  Director
Date: 25 November 2003

                                         GRANITE FINANCE TRUSTEES
                                         LIMITED


                                         By:  /s/  Richard Gough
                                                   -------------
                                         Name:  Richard Gough
                                         Title:  Director
Date: 25 November 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 October 2003 - 31 October 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

----------------------------------------------------------------------
Number of Mortgage Loans in Pool                   188,469

Current Balance                            (GBP)13,818,644,192

Last Months Closing Trust Assets           (GBP)14,473,227,470

Funding share                              (GBP)13,377,683,781

Funding Share Percentage                           96.81%

Seller Share*                                (GBP)440,960,411

Seller Share Percentage                             3.19%

Minimum Seller Share (Amount)*               (GBP)375,508,566

Minimum Seller Share (% of Total)                   2.72%

Excess Spread this period (% of Total)              0.12%
----------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number       Principal (GBP)  Arrears (GBP)   By Principal(%)

<1 Month          186,009       13,657,991,728          0               98.84%

> = 1<3 Months     1,909          126,566,986      1,168,029             0.92%

> = 3<6 Months      437            26,653,448       637,074              0.19%

> = 6<9 Months       91            6,007,513        255,283              0.04%

> = 9<12 Months      13             710,423          39,289              0.01%

> = 12 Months        10             714,094          55,160              0.01%

Total             188,469       13,818,644,192     2,154,835           100.00%
-------------------------------------------------------------------------------

Properties in Possession

----------------------------------------------------------------------------
                          Number         Principal (GBP)  Arrears (GBP)

Total (since inception)    60            2,905,203          122,603
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Properties in Possession                                      29

Number Brought Forward                                        19

Repossessed (Current Month)                                   10

Sold (since inception)                                        31

Sold (current month)                                          3

Sale Price/Last Loan Valuation                               1.07

Average Time from Possession to Sale (days)                  120

Average Arrears at Sale                                 (GBP)2,090

Average Principal Loss (Since inception)*                (GBP)530

Average Principal Loss (current month)**                  (GBP)0

MIG Claims Submitted                                           7

MIG Claims Outstanding                                         0

Average Time from Claim to Payment                            59
----------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

----------------------------------------------------------------------------
                                              Number         Principal (GBP)

Substituted this period                          0              (GBP)0

Substituted to date (since 26 March 2001)     281,291  (GBP)21,158,382,835
----------------------------------------------------------------------------

CPR Analysis

----------------------------------------------------------------------------
                                              Monthly        Annualised

Current Month CPR Rate                          4.74%           44.14%

Previous Month CPR Rate                         3.93%           38.12%
----------------------------------------------------------------------------


----------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    24.47

Weighted Average Remaining Term (by value) Years                19.94

Average Loan Size                                          (GBP)73,321

Weighted Average LTV (by value)                                 74.50%

Weighted Average Indexed LTV (by value)                         59.55%
----------------------------------------------------------------------------

Product Breakdown

----------------------------------------------------------------------------
Fixed Rate (by balance)                                         49.85%

Together (by balance)                                           26.44%

Capped (by balance)                                              2.52%

Variable (by balance)                                           20.48%

Tracker (by balance)                                             0.70%

Total                                                           100.0%
----------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                   Number       % of Total      Value (GBP)         % of Total

East Anglia        4,356           2.31%         315,065,088              2.28%

East Midlands      15,306          8.12%         981,123,738              7.10%

Greater London     23,543         12.49%         2,736,091,550           19.80%

North              26,879         14.26%         1,334,881,029            9.66%

North West         28,458         15.10%         1,661,001,032           12.02%

South East         29,937         15.88%         2,925,406,975           21.17%

South West         13,546          7.19%         1,076,472,383            7.79%

Wales              9,121           4.84%         520,962,886              3.77%

West Midlands      14,229          7.55%         960,395,771              6.95%

Yorkshire          23,094         12.25%         1,307,243,741            9.46%

Total             188,469          100%         13,818,644,192             100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                 Number          Value (GBP)         % of Total

0%< 25%                           5,921          232,153,222              1.68%

> = 25% <50%                     22,563         1,538,015,099            11.13%

> = 50% <60%                     14,694         1,198,076,451             8.67%

> = 60% <65%                      8,542          736,533,735              5.33%

> = 65% <70%                      9,939          873,338,313              6.32%

> = 70% <75%                     15,919         1,296,188,825             9.38%

> = 75% <80%                     13,430         1,246,441,706             9.02%

> = 80% <85%                     14,277         1,155,238,654             8.36%

> = 85% <90%                     31,477         2,130,834,934            15.42%

> = 90% <95%                     38,881         2,655,943,414            19.22%

> = 95% <100%                    12,690          748,970,515              5.42%

> = 100%                           136            6,909,322               0.05%

Total                           188,469        13,818,644,192            100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                 Number          Value (GBP)         % of Total

Endowment                        32,464         2,266,257,647            16.40%

Interest Only                    13,881         1,547,688,150            11.20%

Pension Policy                     675            64,947,628              0.47%

Personal Equity Plan              1,411           98,112,374              0.71%

Repayment                       140,038         9,841,638,394            71.22%

Total                           188,469        13,818,644,192           100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                 Number          Value (GBP)         % of Total

Full Time                       168,579        11,973,855,192            86.65%

Part Time                        2,363           128,513,391              0.93%

Retired                           471             15,200,509              0.11%

Self Employed                    15,196        1,618,163,235             11.71%

Other                            1,860            82,911,865              0.60%

Total                           188,469        13,818,644,192           100.00%
-------------------------------------------------------------------------------

----------------------------------------------------------------------
NR Current Existing Borrowers' SVR                  5.49%

Effective Date of Change                        1 August 2003
----------------------------------------------------------------------

Notes    Granite Mortgages 02-2 plc

-------------------------------------------------------------------------------
                 Outstanding      Rating           Reference Rate        Margin
                               Moodys/S&P/Fitch

Series 1

A1                   $0            Aaa/AAA/AAA        1.27%               0.11%

A2              $1,135,000,000     Aaa/AAA/AAA        1.34%               0.18%

B                $60,000,000        Aa3/AA/AA         1.53%               0.37%

C                $88,000,000      Baa2/BBB/BBB        2.41%               1.25%

Series 2

A           (euro)1,085,000,000    Aaa/AAA/AAA        2.33%               0.19%

B              (euro)41,000,000     Aa3/AA/AA         2.51%               0.37%

C              (euro)53,000,000   Baa2/BBB/BBB        3.39%               1.25%

Series 3

A             (GBP)665,000,000     Aaa/AAA/AAA        3.96%               0.19%

B              (GBP)25,000,000      Aa3/AA/AA         4.14%               0.37%

C              (GBP)33,000,000    Baa2/BBB/BBB        5.02%               1.25%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                                    % of Notes
                                                                    Outstanding

Class B Notes (GBP)Equivalent)               (GBP)90,075,869              3.90%

Class C Notes (GBP)Equivalent)               (GBP)123,900,819             5.37%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B Notes (GBP)Equivalent)               (GBP)90,075,869              0.67%

Class C Notes (GBP)Equivalent)               (GBP)123,900,819             0.93%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund          (GBP)39,000,000              0.29%
Requirement

Balance Brought Forward                      (GBP)39,000,000              0.29%

Drawings last Quarter                          (GBP)0                     0.00%

Excess Spread last Quarter                    (GBP)1,317,097              0.01%

Funding Reserve Fund Top-up this Period*     -(GBP)1,317,097             -0.01%

Current Balance                              (GBP)39,000,000              0.29%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                      (GBP)24,525,584              0.18%

Funding Reserve %                                   0.6%                   NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.